UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 February 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F	☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES	☐	NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

'Focus on Networks' strategy successful - TNT full-year revenues up 7.8% and operating income 11.1% higher

26 February 2007

Mary Harris nominated as new member of Supervisory Board of TNT - René Dahan, Victor Halberstadt and Wim Kok nominated for re-appointment as members of Supervisory Board

26 February 2007

26 February 2007

'Focus on Networks' strategy successful - TNT full-year revenues up 7.8% and operating income 11.1% higher

TNT N.V. has published it's 2006 Full Year & Fourth Quarter Results.

•	‘Focus on Networks’ is working

	o	2006 group revenues up 7.8% and operating income 11.1% higher

	o	Continued strong cash generated from operations - up 14.0%

	o	Divestment of logistics and freight management activities successfully completed

	o	New growth platforms in Express emerging markets - India, Brazil and China - and in European Mail Networks

	o	Over € 1.9 billion of cash distributed to shareholders in 2006

•	Strong results in fourth quarter

	o	Record margin of 10.7% in Express, with double digit revenue growth

	o	Continued revenue growth in Mail driven by 28.1% increase in European Mail Networks

•	2006 dividend of € 292 million proposed, 7% higher than in 2005

•	New share repurchase of up to € 400 million announced today, starting after AGM

•	Outlook for 2007 aims at further revenue and profit growth

Key numbers

	Q4 2006	Q4 2005%
	€ mil	€ mil	Change
Revenues	2,767	2,571	7.6%
Operating incomes (EBIT)	355	319	11.3%
Profit from continuing operations	236	209	12.9%
Profit/(loss) from discontinued operations	(46)	(100)
Profit/(loss) attributable to the shareholders	189	108	75.0%
Cash generated from operations	425	366	16.1%
EPS (in € cents)	46.1	23.8	93.7%
EPS from continuing operations (in € cents)	57.3	45.8	25.1%

Key numbers

	FY 2006	FY 2005%
	€ mil	€ mil	Change
Revenues	10,060	9,329	7.8%
Operating incomes (EBIT)	1,276	1,148	11.1%
Profit from continuing operations	828	770	7.5%
Profit/(loss) from discontinued operations	(157)	(109)
Profit/(loss) attributable to the shareholders	670	659	1.7%
Cash generated from operations	1,338	1,174	14.0%
EPS (in € cents)	159.3	145.0	9.9%
EPS from continuing operations (in € cents)	196.6	169.0	16.3%

CEO Peter Bakker:

“TNT concludes the first full year of its ‘Focus on Networks’ strategy with good progress on all fronts. Our continuing operations have delivered robust results, with the record operating margin in Express and further cost efficiencies in Mail Netherlands, all leading to a double digit operating income growth. The logistics and freight management activities have been successfully divested. We have accelerated revenue growth in several key areas including Express emerging markets, with important acquisitions in India, Brazil and soon China, as well as in the UK and German Mail businesses. For the first time, TNT has complied with all SarbOx regulations, with no material weaknesses.

I wish to thank everyone in the company for their contribution to making 2006 a very good year for TNT. With the group in good shape, we look forward to the opportunities and challenges of 2007 with enthusiasm.”

TNT press release

2006 Full Year & Fourth Quarter Results Highlights

2006 Full Year & Fourth Quarter Results Highlights

‘Focus on Networks’ strategy successful TNT full-year revenues up 7.8% and operating income 11.1% higher

‘Focus on Networks’ is working
2006 group revenues up 7.8% and operating income 11.1% higher
Continued strong cash generated from operations - up 14.0%
Divestment of logistics and freight management activities successfully completed
New growth platforms in Express emerging markets - India, Brazil and China - and in European Mail Networks
Over € 1.9 billion of cash distributed to shareholders in 2006

Strong results in fourth quarter
Record margin of 10.7% in Express, with double digit revenue growth
Continued revenue growth in Mail driven by 28.1% increase in European Mail Networks

2006 dividend of € 292 million proposed, 7% higher than in 2005

New share repurchase of up to € 400 million announced today, starting after AGM

Outlook for 2007 aims at further revenue and profit growth

Key numbers
	Q4 2006	Q4 2005	% Change	FY 2006	FY 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	2,767	2,571	7.6%	10,060	9,329	7.8%
Operating income (EBIT)	355	319	11.3%	1,276	1,148	11.1%
Profit from continuing operations	236	209	12.9%	828	770	7.5%
Profit/(loss) from discontinued operations	(46)	(100)		(157)	(109)
Profit/(loss) attributable to the shareholders	189	108	75.0%	670	659	1.7%
Cash generated from operations	425	366	16.1%	1,338	1,174	14.0%
EPS (in € cents)	46.1	23.8	93.7%	159.3	145.0	9.9%
EPS from continuing operations (in € cents)	57.3	45.8	25.1%	196.6	169.0	16.3%

CEO Peter Bakker:

“TNT concludes the first full year of its ‘Focus on Networks’ strategy with good progress on all fronts. Our continuing operations have delivered robust results, with the record operating margin in Express and further cost efficiencies in Mail Netherlands, all leading to a double digit operating income growth. The logistics and freight management activities have been successfully divested. We have accelerated revenue growth in several key areas including Express emerging markets, with important acquisitions in India, Brazil and soon China, as well as in the UK and German Mail businesses. For the first time, TNT has complied with all SarbOx regulations, with no material weaknesses.

I wish to thank everyone in the company for their contribution to making 2006 a very good year for TNT. With the group in good shape, we look forward to the opportunities and challenges of 2007 with enthusiasm.”

Press Release FY & Q4 2006	Page 1 of 18

Group

2006 Summary

TNT reports a year of strong operational performance from its continuing operations: group revenues were up 7.8% and operating income was 11.1% higher. With close attention to the quality of operations and customer care, Express grew revenues by 12.1%, with a record full-year operating margin of 9.6% . In Mail, the Dutch operations achieved € 64 million more masterplan savings in 2006, whilst maintaining 97% next day delivery quality, and European Mail Networks grew revenues 25.5% . In total, Mail revenues were 2.8% higher than last year, at a margin of 18.7%, which was at the high end of our stated outlook. As a result of these strong performances and helped by the share repurchases, earnings per share from continuing operations climbed 16.3% .

The group made strategic progress with the successful divestments of its logistics and freight management operations. New growth platforms were created in Express, with acquisitions in Spain (TG+), India (Speedage), and the signing of the equity transfer agreement for Hoau in China. After the year end, TNT acquired Brazil’s leading domestic express operator, Mercúrio, and launched the Boeing 747 freighter service between China and Europe. In European Mail Networks, capacity growth was accelerated in Germany and the UK, incurring start-up costs. New masterplan initiatives were announced to achieve € 300 million of cost savings in Mail Netherlands over the next few years, on top of the remaining € 72 million from existing initiatives.

Over € 1.9 billion of cash was distributed to shareholders in 2006 (€ 1,656 million in the form of share repurchases and € 282 million in dividends). The € 1 billion share repurchase that commenced with the launch of the Focus on Networks strategy was completed in April 2006 and an additional € 1 billion share repurchase program was launched in November 2006 and completed last month.

On 16 November, TNT and the State of the Netherlands announced the agreement to transfer the special share to TNT. On 20 November, the State disposed of its remaining 10.9% holding of ordinary shares in TNT.

Today, we announce a new share repurchase of up to € 400 million, to start as soon as possible after the Annual General Meeting of shareholders (AGM) on 20 April 2007. This amount represents the majority of the proceeds from the sale of Freight Management.

At the AGM, we will propose cancellation of the repurchased shares and the special share.

2006 Financial review

Group operating income increased by € 128 million to € 1,276 million. Express was the main driver of the increase, together with the reduction in non-allocated costs from € 103 million to € 65 million.

The net interest expense was € 47 million (2005: nil), the increase compared with 2005 reflecting the higher gearing of the group. This amount included € 52 million of net interest income from discontinued operations.

The 2006 effective tax rate of 32.3% was an improvement

on last year’s 32.8% . The fourth quarter ETR of 25.6% was substantially lower than last year’s 34.1%, mainly as a result of the tax credit for liquidation losses on French entities, partially off-set by accrual adjustments related to previous years.

The loss from discontinued operations was € 157 million, including an € 87 million loss on the sale of the logistics business (see page 8 for details). The profit attributable to shareholders, after deducting a small minority interest effect, was € 670 million, 1.7% up on last year.

The cash generated from operations was € 1,338 million, € 164 million more than last year.

With increased investment in growth, gross capital expenditure increased from € 310 million to € 520 million (including € 110 million for the Boeing 747 finance lease).

The 2006 proposed dividend amount is € 292 million, which is 7% higher than the prior year. The dividend per share is 73 cents, which is a 15.9% year-on-year increase. About half of this increase is explained by the reduced share count due to past share repurchases.

We have made good progress in resolving the past tax matters. All relevant issues have been investigated and in several jurisdictions we have already reached agreements with those authorities. In the UK, the tax authorities will issue initial assessments before they and we can effectively continue to seek an agreed solution. The amounts raised in such initial assessments could exceed our previous disclosed and unchanged estimated realistic total contingent liability range of €100 - €250 million. However we believe, supported by strong external specialist advice, that it is unlikely that any of these past tax matters will lead to an additional liability beyond what has been accrued to date.

Review of operations in fourth quarter

Express achieved a record operating margin of 10.7%, with revenue growth of 12.5% or 13.5% excluding Fx, despite one fewer working day. Organic revenue growth was 11.4%, with strong growth in international consignments and a small increase in the average weight per consignment. Both the European road hub and air hub processed record volumes. The top-line growth, coupled with further network optimization, produced a 16.1% increase in operating income and a record quarterly margin of 10.7% .

In Mail, revenue growth of 1.8% was driven by EMN (+28.1%), helped by Cross-border (+4.1%) . Mail Netherlands revenues were 2.3% lower than last year affected by the one fewer working day and volume declines due to competition and substitution. The operating margin was 17.4%, 1.4 percentage points lower than last year, broadly in line with our stated outlook. The masterplans added another € 18 million of savings bringing the total to € 298 million. This amount represents over 80% of the full targeted amount of € 370 million, excluding the already announced new initiatives, which target an additional € 300 million of savings.

Further details on fourth quarter on pages 6 and 7.

Press Release FY & Q4 2006	Page 2 of 18

Group

2007 Outlook

In Express, we expect to achieve revenue growth of around 15%. This represents double-digit organic growth augmented with acquisitions. We expect an operating margin in the range 9% to 10% (this margin is after the allocation of central costs mentioned below and the integration effects of the recent acquisitions).

In Mail, we expect total revenue growth in the mid-single-digit range, with an operating margin of around 17% (this margin excludes the effect of any provisions related to the new masterplan initiatives mentioned below). As in 2006, we expect a year-on-year margin reduction related to the increased size of EMN, start up costs in EMN and the pace of masterplan savings compared with volume reductions in the Netherlands. In EMN, we forecast around 25% total revenue growth at a low-single-digit operating margin. For Mail, there will be two fewer working days in the first half of 2007 compared with 2006, as shown on page 14.

Other information:

In 2007, we will allocate certain costs to the Mail and Express divisions that previously were included in the non-allocated category. We are now finalising the allocation approach. The non-allocated cost level for the group is expected to be roughly € 30 million in 2007. We will provide pro forma 2006 figures on the basis of this reallocation approach during our first quarter results announcement, for comparative purposes.

The profit from the sale of the discontinued freight management business of approximately € 190 million will be booked in Q1 2007.

As mentioned in December 2006, we will consider forming provisions during 2007 in Mail in respect of the new masterplan initiatives.

The group net interest expense in the 2007 income statement ceases to benefit from the net interest income from discontinued operations, following the sale of those operations. (For comparison, excluding the net interest income from discontinued operations, the 2006 group net interest expense would have been € 99 million.)

The 2007 effective tax rate will be positively affected by the decrease in the Dutch statutory tax rate from 29.6% to 25.5%, effective from 1 January 2007.

Significant events since third quarter

10 Oct 06	TNT Post accelerates expansion in Germany with key acquisition – PostCon

30 Oct 06	Decision to divest Freight Management business unit

4 Nov 06	Sale of Logistics division completed

6 Nov 06	Share repurchase program of €1.0 billion started

8 Nov 06	TNT Express Germany wins European Award for Business Excellence

16 Nov 06	TNT sells Freight Management to GEODIS

16 Nov 06	TNT and the State of the Netherlands reach agreement on the transfer of the Special Share

20 Nov 06	TNT repurchases 18.2 million shares from the State of the Netherlands

23 Nov 06	TNT’s corporate website ranked number one in Europe

7 Dec 06	Worldwide coverage for Economy Express started

20 Dec 06	Boeing delivers first 747-400ER Freighter to TNT

10 Jan 07	Mercúrio acquisition, the express market leader in Brazil

31 Jan 07	TNT Wins European Business Award for Customer Focus

5 Feb 07	Freight Management sale completed

Press Release FY & Q4 2006	Page 3 of 18

Group - Fourth Quarter Summary

Group Summary	Q4 2006	Q4 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	2,767	2,571	8.1%	-0.5%	7.6%
Operating income (EBIT)	355	319	11.6%	-0.3%	11.3%
Profit from continuing operations	236	209	13.9%	-1.0%	12.9%
Profit/(loss) from discontinued operations	(46)	(100)	53.0%	1.0%	54.0%
Profit/(loss) attributable to the shareholders	189	108	75.0%	0.0%	75.0%

Segment Summary	Q4 2006	Q4 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Express
Revenues	1,624	1,444	13.5%	-1.0%	12.5%
Operating income (EBIT)	173	149	16.8%	-0.7%	16.1%
Operating margin	10.7%	10.3%

Mail
Revenues	1,145	1,125	1.8%	0.0%	1.8%
Operating income (EBIT)	199	212	-6.1%	0.0%	-6.1%
Operating margin	17.4%	18.8%
Non-allocated	(17)	(42)			59.5%
Operating income (EBIT)	355	319	11.6%	-0.3%	11.3%

Comparative 2005 figures are adjusted for the impact of the Focus strategy, including: the decision to divest Logistics and Freight Management; the transfers of Innight from Logistics to Express and Cendris UK from Mail to Express.

Press Release FY & Q4 2006	Page 4 of 18

Group - Full Year Summary

Group Summary	FY 2006	FY 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	10,060	9,329	8.0%	-0.2%	7.8%
Operating income (EBIT)	1,276	1,148	11.3%	-0.2%	11.1%
Profit from continuing operations	828	770	7.8%	-0.3%	7.5%
Profit/(loss) from discontinued operations	(157)	(109)	44.0%	0.0%	44.0%
Profit/(loss) attributable to the shareholders	670	659	1.9%	-0.2%	1.7%

Segment Summary	FY 2006	FY 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Express
Revenues	6,011	5,363	12.4%	-0.3%	12.1%
Operating income (EBIT)	580	476	22.2%	-0.4%	21.8%
Operating margin	9.6%	8.9%

Mail
Revenues	4,065	3,955	2.8%	0.0%	2.8%
Operating income (EBIT)	761	775	-1.8%	0.0%	-1.8%
Operating margin	18.7%	19.6%
Non-allocated	(65)	(103)			36.9%
Operating income (EBIT)	1,276	1,148	11.3%	-0.2%	11.1%

Comparative 2005 figures are adjusted for the impact of the Focus strategy, including: the decision to divest Logistics and Freight Management; the transfers of Innight from Logistics to Express and Cendris UK from Mail to Express.

Press Release FY & Q4 2006	Page 5 of 18

Express

FY	A year of strong revenue growth, with further margin improvement

Q4	12.5% revenue growth in fourth quarter

All-time high margin of 10.7%

Industry recognition for customer excellence

Express Summary	Q4 2006	Q4 2005	% Change	FY 2006	FY 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,624	1,444	12.5%	6,011	5,363	12.1%
Operating income (EBIT)	173	149	16.1%	580	476	21.8%
Operating margin	10.7%	10.3%		9.6%	8.9%

2005 figures have been adjusted for comparative purposes.

The fourth quarter operating margin of 10.7% was an all-time record. It was achieved with top line growth of 13.5% (excluding the Fx effect), or around 14.5% adjusted for the number of working days. The 11.4% organic revenue growth came from a healthy increase in domestic consignments and double digit growth in cross-border consignments and special services. There was strong customer demand for Express Economy products. TNT Express remained focused on revenue yield, which continued to make a positive contribution to growth.

The 2.1% acquisition effect related mostly to the addition of the Spanish domestic operations (TG+) at the start of

2006, helped by the Speedage acquisition in India that was completed in the third quarter.

The first of the two new Boeing 747 freighters made its inaugural operational flight on 18 January 2007 flying from Shanghai to the TNT European air hub in Liège, with a full payload.

TNT Express continued to win excellence awards, including EFQM Business Excellence Award for TNT Germany and the European Business Award for Customer Focus.

Revenue Analysis	Q4 2006	Q4 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	1,311	1,160	13.0%	10.9%	2.0%	0.1%
Express Rest of the World	313	284	10.2%	13.0%	2.8%	-5.6%
Express Business Segment	1,624	1,444	12.5%	11.4%	2.1%	-1.0%

2005 figures have been adjusted for comparative purposes.

Revenue Analysis	FY 2006	FY 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	4,905	4,378	12.0%	9.7%	2.4%	-0.1%
Express Rest of the World	1,106	985	12.3%	12.9%	0.8%	-1.4%
Express Business Segment	6,011	5,363	12.1%	10.3%	2.1%	-0.3%

2005 figures have been adjusted for comparative purposes.

In Europe, the best revenue growth performers in the fourth quarter were Germany, Benelux and the UK. In percentage terms, eastern Europe continued to lead, with growth exceeding 20%. International road network volumes were up 17.2% and in the air network volumes were up 10.0%, accompanied by further aircraft payload optimization. The average weight per consignment increased 3%, affected by the relatively higher growth of cross-border flows, which tend to be heavier than domestic, as well as the generally increased demand for heavier consignments.

All Rest of World regions reported good organic growth, particularly the Middle East and Asia. Australia, TNT’s largest and longest established RoW region, continued to make good progress, with high single digit organic revenue growth

Press Release FY & Q4 2006	Page 6 of 18

Mail

FY	Revenues improved to over € 4 billion, and high margin achieved

Q4	Continued revenue growth, fuelled by EMN

Large new contracts in EMN UK and increased household coverage in Germany

17.4% operating margin in fourth quarter, in line with stated outlook

Mail Summary	Q4 2006	Q4 2005	% Change	FY 2006	FY 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,145	1,125	1.8%	4,065	3,955	2.8%
Operating income (EBIT)	199	212	-6.1%	761	775	-1.8%
Operating margin	17.4%	18.8%		18.7%	19.6%

2005 figures have been adjusted for comparative purposes.

The Mail division ended 2006 with the ninth consecutive quarter of revenue growth. EMN provided the main impetus with a combination of organic growth and acquisitions, focused on the UK and German addressed mail markets.

The operating margin of 17.4% included the expected

softening against the prior year, affected by EMN growth and one-off items, including re-branding costs. The masterplans added another € 18 million savings in Q4 to reach € 298 million in total, which represents over 80% of the total targeted amount, excluding the new initiatives that we announced in December 2006.

Revenue Analysis	Q4 2006	Q4 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	733	750	-2.3%	-2.0%	-0.3%	0.0%
European Mail Networks	219	171	28.1%	12.3%	15.2%	0.6%
Cross-border Mail	152	146	4.1%	4.8%	0.0%	-0.7%
Data and Document Management	41	58	-29.3%	-8.6%	-20.7%	0.0%
Mail	1,145	1,125	1.8%	0.7%	1.1%	0.0%

2005 figures have been adjusted for comparative purposes.

Revenue Analysis	FY 2006	FY 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	2,596	2,647	-1.9%	-1.7%	-0.2%	0.0%
European Mail Networks	749	597	25.5%	17.1%	8.2%	0.2%
Cross-border Mail	534	515	3.7%	3.7%	0.0%	0.0%
Data and Document Management	186	196	-5.1%	-6.1%	1.0%	0.0%
Mail	4,065	3,955	2.8%	1.6%	1.2%	0.0%

2005 figures have been adjusted for comparative purposes.

Mail Netherlands saw a 2.0% organic decline in revenues in Q4. Addressed domestic mail volumes were 2.4% lower and addressed direct volumes were 5.7% lower, resulting in a total decline of 3.6% (4.8% election adjusted). Fourth quarter volumes in both 2006 and the prior year benefited from special mailings, so the year on year effect was minimal. However, there was one fewer working day in 2006 compared with last year.

In EMN, revenues grew by 27.5%, excluding Fx effects. The growth came mainly from the addressed business (particularly the UK and Germany), which now accounts for more sales than the unaddressed activities. In the UK, important new contracts were signed with Centrica and British Telecom (signed January 2007), together representing annual volumes of some 340 million items.

Germany saw a doubling of addressed volumes compared with the prior year, helped by the acquisition of local delivery companies. TNT now delivers to a fifth of German households, through its own ‘Regioservice’ and covers most of the rest of the country with partners, through TNT Post AG.

The Cross-Border business saw increases in Dutch outbound volumes and international parcels, with stable revenues from the Spring JV, leading to organic growth of almost 5%.

DDM recorded lower revenues due mainly to the divestment of Dutch mailroom activities. The organic decline was also from the divested activities, prior to sale.

Press Release FY & Q4 2006	Page 7 of 18

Discontinued Operations

The revenue information on discontinued operations, described below, is excluded from group revenues. The post-tax profit/(loss) from discontinued operations, also described below, is included in the group’s consolidated statement of income on a separate line ‘profit/(loss) from discontinued operations’.

Discontinued operations Summary	Q4 2006	Q4 2005	% Change	FY 2006	FY 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	558	1,135	-50.8%	3,777	4,345	-13.1%
Profit/(loss) from discontinued
operations	(46)	(100)		(157)	(109)

2005 figures have been adjusted for comparative purposes.

The 2006 full-year loss from discontinued operations was € 157 million, comprised of the € 87 million loss from the disposal of logistics assets held for sale and a € 70 million loss for the period. The latter amount included operating income of € 55 million, net financial expense of € 63 million (€ 52 million of which was payable to group entities), a € 45 million loss from associates related mostly to the impairment of GAL and a tax charge of € 17 million.

The sale of the freight management activities was completed on 5 February 2007. The profit arising on the sale, estimated to be € 190 million, and the net cash proceeds of approximately € 450 million will be booked in Q1 2007.

Taking into account the last two years’ net losses from discontinued operations, the estimated profit on the freight management sale and the tax credit for liquidation losses on French entities, the net impact on profits attributable to shareholders is broadly neutral, as indicated already during our 2006 Analysts Meeting.

Press Release FY & Q4 2006	Page 8 of 18

Consolidated Statements of Income

Consolidated statements of income	Q4 2006	Q4 2005	FY 2006	FY 2005
	€ mil	€ mil	€ mil	€ mil

Net sales	2,745	2,552	9,948	9,274
Other operating revenues	22	19	112	55
Total revenues	2,767	2,571	10,060	9,329

Other income	30	12	65	38

Cost of materials	(115)	(117)	(409)	(408)
Work contracted out and other external expenses	(1,181)	(1,002)	(4,160)	(3,582)
Salaries and social security contributions	(871)	(862)	(3,384)	(3,318)
Depreciation, amortisation and impairments	(92)	(87)	(318)	(303)
Other operating expenses	(183)	(196)	(578)	(608)
Total operating expenses	(2,442)	(2,264)	(8,849)	(8,219)

Operating income	355	319	1,276	1,148

Interest and similar income*	40	24	199	117
Interest and similar expenses*	(75)	(26)	(246)	(117)

Net financial (expense)/income	(35)	(2)	(47)	0
Results from investments in associates	(3)	0	(6)	(2)

Profit before income taxes	317	317	1,223	1,146
Income taxes	(81)	(108)	(395)	(376)

Profit from continuing operations	236	209	828	770
Profit/(loss) from discontinued operations	(46)	(100)	(157)	(109)

Profit for the period	190	109	671	661
Attributable to:
Minority interests	1	1	1	2

Shareholders	189	108	670	659
EPS (in € cents)**	46.1	23.8	159.3	145.0

Number of employees	139,222	136,300
Full time equivalent employees	92,973	87,392

2005 figures have been adjusted for comparative purposes.

*	New cash pool arrangements in the FY2006 result in a € 93 million grossing up of the interest income and expenses compared with 2005.
**	Based on an average number of 420.7 million ordinary shares, including ADS (2005: 454.4 million).
The total number of shares outstanding as of 31 December, 2006 was 422.8 million, including 30.5 million shares held in treasury.
2.9 million shares in treasury were held to cover for option and share incentive programmes, and 27.6 million shares for cancellation.

Press Release FY & Q4 2006	Page 9 of 18

Quarterly Information Express

€ mil	Q4 2006	Q4 2005

EXPRESS

Express Europe
Revenues	1,311	1,160
Growth %	13.0%	2.9%
Organic	10.9%	1.7%
Acquisition / Disposal	2.0%	0.2%
Fx	0.1%	1.0%

Express Rest of the World
Revenues	313	284
Growth %	10.2%	11.4%
Organic	13.0%	3.2%
Acquisition / Disposal	2.8%	0.0%
Fx	-5.6%	8.2%

Total Express
Revenues	1,624	1,444
Growth %	12.5%	4.4%
Organic	11.4%	2.0%
Acquisition / Disposal	2.1%	0.1%
Fx	-1.0%	2.3%

Working days	63	64
Core consignments (mil)	49.3	45.4
Core kilos (mil)	918.7	826.3
Core revenue quality yield improvement	1.0%	3.3%

Operating income (EBIT)	173	149
Operating margin	10.7%	10.3%

2005 figures have been adjusted for comparative purposes.

Press Release FY & Q4 2006	Page 10 of 18

Quarterly Information Mail

€ mil	Q4 2006	Q4 2005

MAIL

Mail Netherlands
Revenues	733	750
Growth %	-2.3%	1.6%
Organic	-2.0%	1.7%
Acquisition / Disposal	-0.3%	-0.1%
Fx	0.0%	0.0%
Addressed mail pieces (millions)	1,427	1,480
Growth %	-3.6%	-5.6%
Working days	63	64

European Mail Networks
Revenues	219	171
Growth %	28.1%	22.1%
Organic	12.3%	21.4%
Acquisition / Disposal	15.2%	0.0%
Fx	0.6%	0.7%

Cross-border Mail
Revenues	152	146
Growth %	4.1%	-5.2%
Organic	4.8%	-7.1%
Acquisition / Disposal	0.0%	0.0%
Fx	-0.7%	1.9%
Data and Document Management
Revenues	41	58
Growth %	-29.3%	13.7%
Organic	-8.6%	-3.9%
Acquisition / Disposal	-20.7%	17.6%
Fx	0.0%	0.0%

Total Mail
Revenues	1,145	1,125
Growth %	1.8%	3.9%
Organic	0.7%	2.8%
Acquisition / Disposal	1.1%	0.7%
Fx	0.0%	0.4%

Operating income (EBIT)	199	212
Operating margin	17.4%	18.8%

2005 figures have been adjusted for comparative purposes.

Press Release FY & Q4 2006	Page 11 of 18

Consolidated Cash Flow Statements

	Q4 2006	Q4 2005	FY 2006	FY 2005
	€ mil	€ mil	€ mil	€ mil

Profit before income taxes	317	317	1,223	1,146
Adjustments for:
Depreciation, amortisation and impairments	92	87	318	303
Share based payments	2	2	9	8
Investment income:
Profit /loss on sale of property, plant and equipment	(29)	(25)	(61)	(38)
Interest and similar income	(40)	(22)	(199)	(117)
Foreign exchange gains	0	0	0	1
Interest and similar expenses	75	24	246	116
Results from investments in associates	3	0	6	2
Changes in provisions:
Pension liabilities	(37)	(38)	(124)	(121)
Other provisions	(23)	31	10	52
Changes in working capital:
Inventory	(2)	0	(5)	(2)
Accounts receivable	(138)	(105)	(170)	(143)
Other current assets	25	29	(29)	(2)
Trade payables	51	(1)	80	(85)
Other current liabilities excl. short term financing and taxes	129	67	34	54

Cash generated from operations	425	366	1,338	1,174
Interest paid**	(92)	(25)	(199)	(80)
Income taxes paid	(109)	(30)	(282)	(125)

Net cash from operating activities	224	311	857	969
Acquisition of group companies (net of cash)	(24)	(4)	(89)	(35)
Disposals of group companies and joint ventures	1,355	(5)	1,365	(5)
Investment in associates	(2)	(1)	(20)	(13)
Disposals of associates	0	0	0	3
Capital expenditure on intangible assets	(29)	(31)	(103)	(80)
Disposal of intangible assets	1	0	2	2
Capital expenditure on property, plant and equipment	(64)	(80)	(277)	(230)
Proceeds from sale of property, plant and equipment	17	24	65	43
Other changes in (financial) fixed assets	3	11	7	16
Changes in minority interests	3	0	7	(3)
Interest received**	57	11	111	40

Net cash used in investing activities	1,317	(75)	1,068	(262)
Repurchase of shares	(898)	(214)	(1,747)	(473)
Other equity changes	11	24	52	16
Net change long term borrowings	(8)	11	(51)	26
Net change short term borrowings	(416)	34	162	(50)
Net change finance leases	(8)	2	(10)	2
Dividends paid	0	0	(282)	(268)
Financing relating to our discontinued logistics business	(198)	(57)	(276)	(21)

Net cash used in financing activities	(1,517)	(200)	(2,152)	(768)

Changes in cash	24	36	(227)	(61)

Cash as reported in the previous period	272	442	559	633
Changes in discontinued business	0	0	(32)	(101)
Cash at beginning of the period	272	442	527	532
Adoption of IAS 32/39 per I January 2005 *	0	46	0	46
Exchange rate differences	1	3	(3)	10
Changes in cash	24	36	(227)	(61)
Cash at end of period	297	527	297	527

2005 figures have been adjusted for comparative purposes.
*	On adoption of IAS 32 as of 1 January 2005, bankoverdraft of € 46 million was no longer netted off from cash and cash equivalents.
**	New cash pool arrangements in 2006 resulted in a respective € 36 million (for the quarter) and € 89 million (for the full year) grossing up impact on both the interest income and expenses when compared with 2005.

Press Release FY & Q4 2006	Page 12 of 18

Consolidated Balance Sheets

	31 Dec	31 Dec
	2006	2005
	€ mil	€ mil

Goodwill	1,573	1,626
Other intangible assets	212	212
Intangible assets	1,785	1,838

Land and buildings	823	805
Plant and equipment	342	313
Aircraft	306	221
Other	162	169
Construction in progress	45	44
Property, plant and equipment	1,678	1,552
Investments in associates	58	47
Other loans receivable	7	13
Deferred tax assets	211	188
Prepayments and accrued income	38	25
Financial fixed assets	314	273

Total non-current assets	3,777	3,663

Inventory	29	29
Accounts receivable	1,561	1,471
Income tax receivable	8	78
Prepayments and accrued income	227	218
Cash and cash equivalents	297	559
Total current assets	2,122	2,355

Assets held for sale	409	2,378

Total assets	6,308	8,396
Equity attributable to the equity holders of the parent	1,983	3,262
Minority interests	25	17
Total equity	2,008	3,279
Deferred tax liabilities	240	233
Provisions for pension liabilities	23	136
Other employee benefit obligations	57	49
Other provisions	106	105
Long-term debt	1,183	1,071
Accrued liabilities	3	14

Total non-current liabilities	1,612	1,608
Trade accounts payables	308	320
Short term provisions	87	29
Other current liabilities	731	571
Income tax payable	280	233
Accrued current liabilities	1,136	1,126
Total current liabilities	2,542	2,279
Liabilities related to assets classified as held for sale	146	1,230

Total liabilities and equity	6,308	8,396

Press Release FY & Q4 2006	Page 13 of 18

Additional information

Capital expenditure on property, plant and equipment and other intangible assets

	Q4 2006	Q4 2005	FY 2006	FY 2005
	€ mil	€ mil	€ mil	€ mil

Express	178	71	392	194
Mail	35	36	121	102
Non-allocated	3	4	7	14
Total	216	111	520	310

Capital expenditure includes financial leases, which are non-cash transactions.

Movement in equity attributable to the equity holders of the parent

	Q4 2006	Q4 2005	FY 2006	FY 2005
	€ mil	€ mil	€ mil	€ mil

Opening balance	2,636	3,354	3,262	3,057
Profit/(loss) attributable to the shareholders	189	108	670	659
Foreign exchange effects and other	14	(4)	(1)	19
Repurchases of shares	(887)	(231)	(1,736)	(231)
Other reserves	31	35	70	26
Cash dividend	0	0	(282)	(268)
Closing balance	1,983	3,262	1,983	3,262

Net debt*
	31 Dec	31 Dec
	2006	2005
	€ mil	€ mil
Short term debt	383	213
Long term debt	1,183	1,071
Total interest bearing debt	1,566	1,284
Cash and other interest bearing assets	(298)	(559)
Net debt	1,268	725

*	Net debt does not include adjustments for operating leases and pension liabilities that are incorporated in the definition of total net debt used for credit rating purposes.
2005 figures have been adjusted for comparative purposes.

Working daycount 2005-2007

	Q1	Q2	Q3	Q4	Total

Express
2005	62	63	64	64	253
2006	64	60	64	63	251
2007	64	60	64	63	251

Mail
2005	64	63	65	64	256
2006	65	62	65	63	255
2007	64	61	65	63	253

Press Release FY & Q4 2006	Page 14 of 18

US GAAP Reconciliation

Reconciliation of Profit

	FY 2006	FY 2005
	€ mil	€ mil

Profit attributable to the shareholders under IFRS	670	659
Adjustments for:
Employee benefits	4	(16)
Depreciation and amortisation related to our discontinued business	(60)	(8)
Impact of US GAAP differences on sale of logistics business	31	0
Other	0	(11)
Tax effect of adjustments	12	8
Profit attributable to the shareholders under US GAAP	657	632
of which related to discontinued operations	(173)	(131)
of which related to continued operations (including minority interests)	830	763
Profit per ordinary share /ADS under US GAAP * (in € cents)	156.2	139.1
Profit per diluted ordinary share /ADS under US GAAP ** (in € cents)	155.0	138.5

*	Based on an average number of 420.7 million ordinary shares, including ADS (2005: 454.4 million).
**	Based on an average number of 423.9 million diluted ordinary shares, including ADS (2005: 456.4 million).

Reconciliation of Equity*

	31Dec	31Dec
	2006	2005
	€ mil	€ mil

Total equity	2,008	3,279
Minority interest	(25)	(17)
Equity for the equity holders of the parent under IFRS	1,983	3,262
Adjustments for:
Employee benefits	(5	18
Other long lived intangible assets	147	43
Other intangible assets amortisation	(7)	(10)
Pension liability	(539)	(587)
Depreciation and amortisation related to our discontinued logistics business	0	(8)
Other	(1)	(6)
Deferred taxes on adjustments	(7)	45
Equity for the equity holders of the parent under US GAAP	1,571	2,757

*	As at 31 December 2006 the minimum pension liability is no longer recorded as a consequence of the adoption of FAS 158. In 2006 the pension liability was increased by € 500 million (net of tax) due to the adoption of this pronouncement.
The impact of FAS 158 within equity was offset by an overall reduction in the pension liability, primarily due to an increase in the discount rate from 4.3% to 4.7% . The comparative figures have not been adjusted for this.
2005 figures have been adjusted for comparative purposes.

Press Release FY & Q4 2006	Page 15 of 18

Financial Calendar

Friday	20 April, 2007	Annual General Meeting

Tuesday	24 April, 2007	Ex-final dividend date

Wednesday	2 May, 2007	Payment of final dividend

Thursday	3 May, 2007	Publication of 2007 first quarter results

Monday	30 July, 2007	Publication of 2007 second quarter results

Monday	29 October, 2007	Publication of 2007 third quarter results

Press Release FY & Q4 2006	Page 16 of 18

Contact Information

Additional information available at http://group.tnt.com

Mike Richardson
Director Investor Relations
Phone	+31 20 500 62 41
Fax	+31 20 500 7515
Email	mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations
Phone	+31 20 500 65 97
Fax	+31 20 500 7515
Email	david.van.hoytema@tnt.com

Sabine Post – de Jong
Manager Investor Relations
Phone	+31 20 500 6242
Fax	+31 20 500 7515
Email	sabine.post@tnt.com

Pieter Schaffels
Director Media Relations
Phone	+31 20 500 6171
Fax	+31 20 500 7520
Email	pieter.schaffels@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations
Phone	+31 20 500 6224
Fax	+31 20 500 7520
Email	daphne.andriesse@tnt.com

Cyrille Gibot
Senior Press Officer Media Relations
Tel.	+31 20 500 6223
Fax	+31 20 500 7520
E-mail	cyrille.gibot@tnt.com

Published by:
TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone	+31 20 500 6000
Fax	+31 20 500 7000
Email	investorrelations@tnt.com
Internet	www.tnt.com/group

Press Release FY & Q4 2006	Page 17 of 18

Warning about forward-looking statements

Some statements in this press release are “forward-looking statements” within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Press Release FY & Q4 2006	Page 18 of 18

26 February 2007

Mary Harris nominated as new member of Supervisory Board of TNT - René Dahan, Victor Halberstadt and Wim Kok nominated for re-appointment as members of Supervisory Board

TNT N.V. today announced that the Supervisory Board will propose to the Annual General Meeting of Shareholders on 20 April 2007 (AGM) to appoint Mrs. M. (Mary) Harris (1966) as new member of the Supervisory Board.

Mrs. Harris (British) worked at the beginning of her career at a media venture capital firm. Subsequently she worked at Pepsi Beverages and Goldman Sachs, and most recently was a partner at McKinsey & Company in Amsterdam. She has extensive international experience having worked in London, China and South East Asia.

Mr. Hommen, Chairman of the Supervisory Board, said: “I am delighted that Mary Harris is nominated to be appointed as new member of the Supervisory Board. Her 20 years of experience in multinational businesses will be of great value to TNT. With her nomination we will also make further steps to a more diversified composition of the Supervisory Board.”

Messrs. Dahan and Kok, members of the Supervisory Board since 2003, and Mr. Halberstadt, a member of the Supervisory Board since 1998, have been nominated to be re-appointed.

Mr. J.M.T. Cochrane, a member of the Supervisory Board since 1998 and vice-chairman since November 2001, will resign as per 31 July 2007. The Supervisory Board is grateful for his advice and wisdom and his dedication over the years.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 26 February 2007